UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



-------------------------------------------------------------------------------
                         The Houston Exploration Company
                                (Name of Issuer)
-------------------------------------------------------------------------------


                                  Common Stock
                         (Title of Class of Securities)
                                   442120101
                          -----------------------------
                                 (CUSIP Number)

                         Sandell Asset Management Corp.
                               40 West 57th Street
                                   26th Floor
                               New York, NY 10019
                  Attention : Richard Gashler, General Counsel
                                  212-603-5700
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 July 18, 2006
                                -----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

                                  SCHEDULE 13D


CUSIP No   84403016
-------------------------------------------------------------------------------

1        NAME OF REPORTING PERSON

           Castlerigg Master Investments Ltd.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) |X|  (b)  |_|

3        SEC USE ONLY

4        SOURCE OF FUNDS

           WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)     |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

           British Virgin Islands

                7       SOLE VOTING POWER
NUMBER OF
SHARES                          0
BENEFICIALLY
OWNED BY        8       SHARED VOTING POWER
EACH
REPORTING                   1,405,840
PERSON WITH

                9       SOLE DISPOSITIVE POWER

                                0

               10       SHARED DISPOSITIVE POWER

                            1,405,840

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,405,840

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES            |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.04%

14       TYPE OF REPORTING PERSON

           CO

1        NAME OF REPORTING PERSON

           Sandell Asset Management Corp.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |X| (b)  |_|

3        SEC USE ONLY

4        SOURCE OF FUNDS

           AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)     |_|

6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands

                7       SOLE VOTING POWER
NUMBER OF
SHARES                           0
BENEFICIALLY
OWNED BY        8       SHARED VOTING POWER
EACH
REPORTING                   1,405,840
PERSON WITH
                9       SOLE DISPOSITIVE POWER

                                 0

               10       SHARED DISPOSITIVE POWER

                            1,405,840

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,405,840

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES       |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.04%

14       TYPE OF REPORTING PERSON

           CO

1         NAME OF REPORTING PERSON

            Castlerigg International Limited

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) |X| (b)  |_|

3         SEC USE ONLY

4         SOURCE OF FUNDS

            AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)     |_|

6         CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands

                7       SOLE VOTING POWER
NUMBER OF
SHARES                           0
BENEFICIALLY
OWNED BY        8       SHARED VOTING POWER
EACH
REPORTING                   1,405,840
PERSON WITH
                9       SOLE DISPOSITIVE POWER

                                 0

               10       SHARED DISPOSITIVE POWER

                            1,405,840

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,405,840

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                |_|

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.04%

14        TYPE OF REPORTING PERSON

            CO

1       NAME OF REPORTING PERSON

          Castlerigg International Holdings Limited

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |X|  (b)  |_|

3             SEC USE ONLY

4       SOURCE OF FUNDS

          AF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)     |_|

6       CITIZENSHIP OR PLACE OF ORGANIZATION

          British Virgin Islands
                7       SOLE VOTING POWER
NUMBER OF
SHARES                           0
BENEFICIALLY
OWNED BY        8       SHARED VOTING POWER
EACH
REPORTING                   1,405,840
PERSON WITH
                9       SOLE DISPOSITIVE POWER

                                 0

               10       SHARED DISPOSITIVE POWER

                            1,405,840

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,405,840

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          |_|

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.04%

14      TYPE OF REPORTING PERSON

          CO

1       NAME OF REPORTING PERSON

          Thomas E. Sandell

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |X|  (b)  |_|

3       SEC USE ONLY

4       SOURCE OF FUNDS

          AF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)     |_|

6       CITIZENSHIP OR PLACE OF ORGANIZATION

          Sweden

                7       SOLE VOTING POWER
NUMBER OF
SHARES                           0
BENEFICIALLY
OWNED BY        8       SHARED VOTING POWER
EACH
REPORTING                   1,405,840
PERSON WITH
                9       SOLE DISPOSITIVE POWER

                                 0

               10       SHARED DISPOSITIVE POWER

                            1,405,840

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,405,840

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES       |_|

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.04%

14      TYPE OF REPORTING PERSON

          IN

Item 1.  Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of The Houston Exploration Company, a Delaware corporation ("Issuer").

The principal executive offices of Issuer are located at:

         1100 Louisiana, Suite 2000
         Houston, Texas 77002

Item 2.  Identity and Background

         (a). NAME

The names of the persons filing this statement on Schedule 13D are: Castlerigg Master Investments Ltd., a British Virgin Islands company ("Castlerigg Master Investments"), Sandell Asset Management Corp., a Cayman Islands company ("SAMC"), Castlerigg International Limited, a British Virgin Islands company ("Castlerigg International"), Castlerigg International Holdings Limited, a British Virgin Islands company ("Castlerigg Holdings" and, collectively with Castlerigg Master Investments and Castlerigg International, the "Fund"), and Thomas E. Sandell, a citizen of Sweden ("Sandell") (together, the "Reporting Persons").

The shares of common stock beneficially owned by the Reporting Persons are owned directly by Castlerigg Master Investments. Castlerigg Holdings is the controlling shareholder of Castlerigg Master Investments and Castlerigg International is the controlling shareholder of Castlerigg Holdings.

SAMC is the investment manager of the Fund. The controlling shareholder of SAMC is Sandell.


         (b). RESIDENCE OR BUSINESS ADDRESS

The principal business address for each of Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings is c/o Citco Fund Services (Curacao) N.V., Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherlands, Antilles.

The principal business address for each of SAMC and Sandell is 40 West 57th Street, 26th Floor, New York, New York, 10019.

         (c). PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

The Fund is a private investment fund whose investment objective is to achieve superior investment returns, focusing primarily on a global, event-driven investment strategy, including global, event-driven risk arbitrage, reorganizations, mergers, spin-offs, liquidations and distressed securities and other situations.

The principal business of SAMC is providing investment management services.

Information regarding the directors, executive officers and/or control persons of Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, SAMC, and Sandell (collectively, the "Instruction C Persons") is set forth in Appendix III attached hereto.

         (d), (e).    CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS

During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

        (f).  CITIZENSHIP

Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings are British Virgin Islands companies.

SAMC is a Cayman Islands company.

Sandell is a citizen of Sweden.


Item 3.  Source and Amount of Funds or Other Consideration

Castlerigg Master Investments acquired the 1,405,840 shares of the Common Stock at an aggregate cost of $84,835,389.32. The funds used to purchase the shares of Common Stock were obtained from a combination of the general working capital of the investment entities managed by the Reporting Persons and margin account borrowings made in the ordinary course of business.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock for investment purposes in the ordinary course of business because they believed the shares to be undervalued in the market.

Following up on a meeting the Reporting Persons attended with the Issuer on July 13, 2006, SAMC sent on July 25, 2006 a letter (the "Letter") to the Board of Directors of the Issuer. In the Letter, the Reporting Persons expressed their view that the most efficient way to maximize shareholder value is through a sale of the Issuer. SAMC also stated its belief that the Issuer should not use any of the proceeds it received from the Gulf of Mexico asset sales or the use of its significantly underlevered balance sheet to acquire any additional onshore reserves. Instead, SAMC advocates that the Issuer deploy its overcapitalized balance sheet to undertake a Dutch tender at a meaningful premium for the Issuer's undervalued Common Stock in conjunction with a sale of the Issuer immediately thereafter. A copy of the letter is attached hereto as Exhibit A.

Except as described above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. Representatives of SAMC may engage in discussions with members of the Issuer's board of directors as well as with other shareholders of the Issuer regarding the suggestions contained in the Letter and other matters of interest to the Issuer's shareholders.

Although none of the Reporting Persons has any specific plan or proposal to acquire or dispose of the shares of Common Stock, each Reporting Person at any time and from time to time may (i) acquire additional shares or securities of the Issuer, (ii) dispose of any or all of its securities of the Issuer, or (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in its securities of the Issuer, depending upon an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Item 5.  Interest in Securities of the Issuer

     (a). The Reporting Persons as a group beneficially own 1,405,840 shares of Common Stock, representing 5.04% of the outstanding shares of Common Stock.

     (b). None of the Reporting Persons has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of the Shares.

Each of the Reporting Persons has shared power to vote and to direct the vote and shared power to dispose and to direct the disposition of the 1,405,840 shares of Common Stock held by Castlerigg Master Investments.

     (c). A list of the transactions in the Issuer's Common Stock that were effected by the Reporting Persons during the past sixty days is attached as Appendix I.

     (d). N/A

     (e). N/A


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 5(c) for information regarding certain options.


Item 7.  Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Appendix I: List of the transactions in the Issuer's Common Stock that were effected by the Reporting Persons during the past sixty days.

Appendix II: Joint Filing Agreement.

Appendix III: Instruction C Person Information.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 25, 2006                CASTLERIGG MASTER INVESTMENTS LTD.


                                        By:     /s/Thomas E. Sandell
                                           ------------------------------------
                                                Thomas E. Sandell, Director



                                     SANDELL ASSET MANAGEMENT CORP.


                                        By:     /s/Thomas E. Sandell
                                           ------------------------------------
                                              Thomas E. Sandell, Director



                                     CASTLERIGG INTERNATIONAL LIMITED


                                        By:     /s/Thomas E. Sandell
                                           ------------------------------------
                                              Thomas E. Sandell, Director



                                     CASTLERIGG INTERNATIONAL HOLDINGS LIMITED


                                        By:      /s/Thomas E. Sandell
                                           ------------------------------------
                                              Thomas E. Sandell, Director



                                              /s/Thomas E. Sandell
                                     -----------------------------------------
                                              Thomas E. Sandell

                                       APPENDIX I
                    TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS


--------------------- ------------------ ------------------- ------------------ -------------------
Date of transaction   Person effecting   Amount of           Price per share    Where and how the
                      transaction        securities          or unit            transaction was
                                         Bought/                                effected
                                         (Sold)
--------------------- ------------------ ------------------- ------------------ -------------------
--------------------- ------------------ ------------------- ------------------ -------------------
                         Castlerigg                  80,240          $52.95460  Privately
6/6/2006*                  Master                                               negotiated
                         Investments                                            transaction
--------------------- ------------------ ------------------- ------------------ -------------------
--------------------- ------------------ ------------------- ------------------ -------------------
                         Castlerigg                                             Privately
6/8/2006*                  Master                                               negotiated
                         Investments                100,000           52.50080  transaction
--------------------- ------------------ ------------------- ------------------ -------------------
--------------------- ------------------ ------------------- ------------------ -------------------
                         Castlerigg                                             Privately
7/18/2006****              Master                                               negotiated
                         Investments                100,000              52.97  transaction
--------------------- ------------------ ------------------- ------------------ -------------------
--------------------- ------------------ ------------------- ------------------ -------------------
                         Castlerigg                                             Privately
7/18/2006****              Master                                               negotiated
                         Investments                 80,240              53.45  transaction
--------------------- ------------------ ------------------- ------------------ -------------------
--------------------- ------------------ ------------------- ------------------ -------------------
                         Castlerigg                                             Privately
7/18/2006****              Master                                               negotiated
                         Investments                  4,300              62.60  transaction
--------------------- ------------------ ------------------- ------------------ -------------------
--------------------- ------------------ ------------------- ------------------ -------------------
                         Castlerigg                                             Privately
7/18/2006****              Master                                               negotiated
                         Investments                 93,600              62.15  transaction
--------------------- ------------------ ------------------- ------------------ -------------------
--------------------- ------------------ ------------------- ------------------ -------------------
                         Castlerigg                                             Privately
7/18/2006****              Master                                               negotiated
                         Investments                100,000              62.88  transaction
--------------------- ------------------ ------------------- ------------------ -------------------
--------------------- ------------------ ------------------- ------------------ -------------------
                         Castlerigg                                             Privately
7/18/2006****              Master                                               negotiated
                         Investments                 15,700              62.35  transaction
--------------------- ------------------ ------------------- ------------------ -------------------
--------------------- ------------------ ------------------- ------------------ -------------------
                         Castlerigg                                             Privately
7/18/2006****              Master                                               negotiated
                         Investments                100,000              62.57  transaction
--------------------- ------------------ ------------------- ------------------ -------------------
--------------------- ------------------ ------------------- ------------------ -------------------
                         Castlerigg                                             Privately
7/18/2006****              Master                                               negotiated
                         Investments                 30,400              61.56  transaction
--------------------- ------------------ ------------------- ------------------ -------------------
--------------------- ------------------ ------------------- ------------------ -------------------

* These transactions represent privately negotiated back-to-back call and put transactions with a financial institution through which the Reporting Persons acquired an economic interest in such shares of Common Stock and as a result they were subject to the same economic gain or loss as if they had purchased the underlying shares.

**** These transactions represent the exercise of call options and the termination of the related put options with the same counterparty.

                                   APPENDIX II
                             JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of The Houston Exploration Company dated as of July 25, 2006 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.


         Dated:  July 25, 2006       CASTLERIGG MASTER INVESTMENTS LTD.


                                                /s/Thomas E. Sandell
                                        By: -----------------------------------
                                                Thomas E. Sandell, Director



                                     SANDELL ASSET MANAGEMENT CORP.


                                        By:     /s/Thomas E. Sandell
                                           ------------------------------------
                                              Thomas E. Sandell, Director



                                     CASTLERIGG INTERNATIONAL LIMITED


                                        By:     /s/Thomas E. Sandell
                                           ------------------------------------
                                              Thomas E. Sandell, Director



                                     CASTLERIGG INTERNATIONAL HOLDINGS LIMITED


                                        By:      /s/Thomas E. Sandell
                                           ------------------------------------
                                              Thomas E. Sandell, Director



                                              /s/Thomas E. Sandell
                                     ------------------------------------------
                                              Thomas E. Sandell

                                  Appendix III

                 Information Regarding The Instruction C Persons

             Castlerigg Master Investments Ltd. Executive Officers


                 Name                                    Title
              ---------------------------------- ------------------------------

               NONE
              ---------------------------------- ------------------------------

                  Castlerigg Master Investments Ltd. Directors

     The following table sets forth the name and mailing address (business or residence) of each of the directors of Castlerigg Master Investments Ltd., and the principal occupation and citizenship of each of those directors who are natural persons.

---------------------------- ----------------------- -------------------------------- --------------------------------

      Name and Title          Principal Occupation               Address                        Citizenship
---------------------------- ----------------------- -------------------------------- --------------------------------
---------------------------- ----------------------- -------------------------------- --------------------------------
Thomas E. Sandell            Portfolio Manager       40 West 57th Street,             Sweden
                                                     26th Floor
                                                     New York, NY  10019
---------------------------- ----------------------- -------------------------------- --------------------------------
---------------------------- ----------------------- -------------------------------- --------------------------------
Daniel Mignon                Executive of an         Le Prince de Galles              Belgium
                             investment manager      10 Avenue de Grande-Bretagne
                                                     MC-98000 Monte-Carlo
                                                     Monaco
---------------------------- ----------------------- -------------------------------- --------------------------------
---------------------------- ----------------------- -------------------------------- --------------------------------
InterCaribbean Services      N/A                     c/o Citco BVI Limited            N/A
Ltd.                                                 Citco Building
                                                     Wickhams Cay
                                                     PO Box 662
                                                     Road Town, Tortola
                                                     British Virgin Islands
---------------------------- ----------------------- -------------------------------- --------------------------------

               Castlerigg International Limited Executive Officers

              ---------------------------------- ------------------------------

                 Name                                   Title
              ---------------------------------- ------------------------------

               Thomas E. Sandell                 President
              ---------------------------------- ------------------------------

                   Castlerigg International Limited Directors

     The following table sets forth the name and mailing address (business or residence) of each of the directors of Castlerigg International Limited, and the principal occupation and citizenship of each of those directors who are natural persons.


---------------------------- ----------------------- -------------------------------- --------------------------------
                                                                                                Citizenship
           Name               Principal Occupation               Address

---------------------------- ----------------------- -------------------------------- --------------------------------
---------------------------- ----------------------- -------------------------------- --------------------------------
Thomas E. Sandell            Portfolio Manager       40 West 57th Street,             Sweden
                                                     26th Floor
                                                     New York, NY  10019
---------------------------- ----------------------- -------------------------------- --------------------------------
---------------------------- ----------------------- -------------------------------- --------------------------------
Daniel Mignon                Executive of an         Le Prince de Galles              Belgium
                             investment manager      10 Avenue de Grande-Bretagne
                                                     MC-98000 Monte-Carlo
                                                     Monaco
---------------------------- ----------------------- -------------------------------- --------------------------------
---------------------------- ----------------------- -------------------------------- --------------------------------
InterCaribbean Services      N/A                     c/o Citco BVI Limited            N/A
Ltd.                                                 Citco Building
                                                     Wickhams Cay
                                                     PO Box 662
                                                     Road Town, Tortola
                                                     British Virgin Islands
---------------------------- ----------------------- -------------------------------- --------------------------------


          Castlerigg International Holdings Limited Executive Officers

          ---------------------------------- ------------------------------

               Name                                 Title
          ---------------------------------- ------------------------------

          NONE
          ---------------------------------- ------------------------------

               Castlerigg International Holdings Limited Directors

     The following table sets forth the name and mailing address (business or residence) of each of the directors of Castlerigg International Holdings Limited, and the principal occupation and citizenship of each of those directors who are natural persons.


---------------------------- ----------------------- -------------------------------- --------------------------------
                                                                                                Citizenship
           Name               Principal Occupation               Address

---------------------------- ----------------------- -------------------------------- --------------------------------
---------------------------- ----------------------- -------------------------------- --------------------------------
Thomas E. Sandell            Portfolio Manager       40 West 57th Street,             Sweden
                                                     26th Floor
                                                     New York, NY  10019
---------------------------- ----------------------- -------------------------------- --------------------------------
---------------------------- ----------------------- -------------------------------- --------------------------------
Daniel Mignon                Executive of an         Le Prince de Galles              Belgium
                             investment manager      10 Avenue de Grande-Bretagne
                                                     MC-98000 Monte-Carlo
                                                     Monaco
---------------------------- ----------------------- -------------------------------- --------------------------------
---------------------------- ----------------------- -------------------------------- --------------------------------
InterCaribbean Services      N/A                     c/o Citco BVI Limited            N/A
Ltd.                                                 Citco Building
                                                     Wickhams Cay
                                                     PO Box 662
                                                     Road Town, Tortola
                                                     British Virgin Islands
---------------------------- ----------------------- -------------------------------- --------------------------------


                Sandell Asset Management Corp. Executive Officers


     The following table sets forth the name, title, principal occupation and citizenship of each of the executive officers of Sandell Asset Management Corp.. The business address of each person named below is 40 West 57th Street, 26th Floor, New York, N.Y. 10019. In each case, the principal occupation is represented by the person's title.

------------------ ---------------------------------- -------------------------
          Name                 Title                        Citizenship
------------------ ---------------------------------- -------------------------
------------------ ---------------------------------- -------------------------

Thomas E. Sandell  Chairman of the Board of Directors Sweden
                   Chief Executive Officer and
                   Portfolio Manager
------------------ ---------------------------------- -------------------------
------------------ ---------------------------------- -------------------------

Timothy O'Brien    Chief Financial Officer            United States of America
------------------ ---------------------------------- -------------------------
------------------ ---------------------------------- -------------------------

Richard Gashler    General Counsel                    United States of America
------------------ ---------------------------------- -------------------------

                    Sandell Asset Management Corp. Directors

     The following table sets forth the name, mailing address (business or residence), present principal occupation or employment and citizenship of each of the directors of Sandell Asset Management Corp.

--------------------- ----------------------- -------------------------------- --------------------------------

           Name        Principal Occupation               Address                       Citizenship

--------------------- ----------------------- -------------------------------- --------------------------------
--------------------- ----------------------- -------------------------------- --------------------------------
Thomas E. Sandell     Portfolio Manager       40 West 57th Street,               Sweden
                                              26th Floor
                                              New York, NY  10019
--------------------- ----------------------- -------------------------------- --------------------------------
--------------------- ----------------------- -------------------------------- --------------------------------
Daniel Mignon         Executive of an         Le Prince de Galles                Belgium
                      investment manager      10 Avenue de Grande-Bretagne
                                              MC-98000 Monte-Carlo
                                              Monaco
--------------------- ----------------------- -------------------------------- --------------------------------

                                    EXHIBIT A

                      [Sandell Asset Management Letterhead]

July 25, 2006

VIA FACSIMILE
Board of Directors
The Houston Exploration Company
1100 Louisiana Street
Suite 2000
Houston, TX 77002

Attention:
Mr. William Hargett
Chairman, President and Chief Executive Officer


Dear Sirs:

     Sandell Asset Management Corp. ("Sandell") and the private investment funds advised by Sandell (the "Sandell Funds" or we) are the beneficial owners of 1,405,840 shares of common stock of The Houston Exploration Company ("THX" or the "Company"), representing approximately 5.04% of THX's outstanding shares.

     We are writing to follow up on our meeting with senior management on Thursday, July 13, 2006. Like you, we continue to believe that the Company's assets remain significantly undervalued and are encouraged by the Board's decision to engage Lehman Brothers to explore strategic alternatives. However, among the options that are being considered, we want to reiterate unequivocally our view that given the large disparity between public market trading and strategic transaction valuations, the most efficient way to maximize and realize shareholder value is through a sale of the Company.

     During our meeting, management took great effort to lay out details of the Company's onshore operations and highlighted the unrecognized value enhancing opportunities of various projects particularly those associated with THX's properties in the Rockies. All of that reinforces our view that the Company is a highly attractive acquisition target. We believe the complexity of the various resource plays also makes it more likely that the value of these assets would be better recognized by strategic and financial buyers, rather than in the public markets.

     We also want to register our strong opposition to any deployment of proceeds from THX's recent Gulf of Mexico asset sales or the use of the significantly underlevered balance sheet(1), to acquire additional onshore reserves. In our opinion, such a move not only runs counter to the sizeable future high-impact drilling inventory THX already owns (as highlighted in management's presentation), it is also fraught with execution risks. The




-------------
(1) Pro forma 1Q06 total debt of $318.3MM less $324.9MM of cash held in 1031 Trust. Source: THX 8-K dated July 10, 2006.

Company's stock currently trades around $61.87(2) which from the Board's perspective obviously reflects a substantial discount to fair value given your recent decision to reject a fully financed $62.00 cash offer. In this regard, rather than making additional onshore acquisitions, shareholder interests are much better served by using the overcapitalized balance sheet to undertake a Dutch tender at a meaningful premium for THX's undervalued stock in conjunction with a sale of the Company immediately thereafter.

     As a major institutional shareholder, we expect our views to be given serious consideration by the Board. We believe that a majority of shareholders would support our call to the Board to undertake an auction process to sell the Company in order to maximize shareholder value. As we have stated before, time is of the essence and it is neither prudent nor responsible of the Board to take a protracted strategic review of alternatives.

     We remain available to discuss the issues raised in this letter and will continue to monitor the actions of the Company and the Board. The absence of any decisive measures to deliver value would only necessitate action by shareholders at the next Annual Meeting.


                                        Very truly yours,

                                        SANDELL ASSET MANGEMENT CORP.

                                        /s/ Thomas E. Sandell

                                        Thomas E. Sandell
                                        Chief Executive Officer



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(2) THX closing price as of July 24, 2006.